==============================================================================


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13A-16 15D-16 OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                              Dated: June 27, 2006

                       Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)

     Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                   (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   [_]              Form 40-F  [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes  [X]                   No   [_]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-5183.

==============================================================================

                                  SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              TECK COMINCO LIMITED
                                              (Registrant)



Date:   June 27, 2006                          By: /s/ Karen L. Dunfee
                                                  ------------------------
                                                  Karen L. Dunfee
                                                  Corporate Secretary

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                                                 |       [GRAPHIC OMITTED]
                                                 |     [LOGO - TECKCOMINCO]
                                                 |----------------------------
                                                 |








                        C O D E   O F   E T H I C S








                                                             FEBRUARY 15, 2006
                                                           (AMENDED JUNE, 2006)




================================================================================

                                CODE OF ETHICS


                                                                       PAGE NO.
                                                                       --------

(1)     Respect for the Law................................................1
(2)     Contracts..........................................................2
(3)     Gifts and Entertainment............................................2
(4)     Books and Records..................................................3
(5)     Dealing with Public Officials......................................4
(6)     Improper Influence on Conduct of Audits............................4
(7)     Conflict of Interest...............................................5
(8)     Outside Directorships..............................................5
(9)     Confidentiality....................................................6
(10)    Corporate Opportunities............................................6
(11)    Protection and Proper use of Company Assets .......................6
(12)    Inside Information.................................................7
(13)    Timely Disclosure..................................................7
(14)    Human Rights.......................................................8
(15)    Reporting Obligations..............................................9
(16)    Accountability for Adherence to the Code..........................10
(17)    Waivers of the Code of Ethics.....................................10




               The Code of Ethics applies to Teck Cominco Limited
                and all its subsidiary and affiliated companies



                               February 15, 2006
                               Amended June, 2006

A COMMITMENT TO
ETHICAL BUSINESS CONDUCT

Our Code of Ethics affirms the Company's commitment to uphold high moral and ethical principles and specifies the basic norms of behaviour for those conducting business on its behalf. While the Company's business practices must be consistent with the business and social practices of the communities in which the Company operates, we believe that honesty is the essential standard of integrity in any locale. Thus, though local customs may vary, Teck Cominco's activities are to be based on honesty, integrity and respect.


RESPECT FOR THE LAW
-------------------------------------------------------------------------------
(1) THE COMPANY AND ITS EMPLOYEES SHALL COMPLY WITH ALL LAWS, RULES AND REGULATIONS AND GOVERNMENTAL REQUIREMENTS OF THOSE JURISDICTIONS IN WHICH IT CONDUCTS BUSINESS.
-------------------------------------------------------------------------------

GUIDANCE

       Many of the Company's activities are subject to complex, changing and, in some cases, conflicting laws, in Canada and abroad, affecting both local and foreign operations. Ignorance of the law is not a defense and is not acceptable. Moreover, agreements or arrangements need not necessarily be in writing for a contravention to be inferred from the conduct of the parties.

       Accordingly, our employees must diligently seek to avoid conduct which might be interpreted as being in contravention of laws governing the affairs of the Company in any jurisdiction where it carries on business. Employees must not permit their decisions to be improperly influenced nor shall they improperly influence the decisions of others, irrespective of any perceived benefits to the Company. Moreover, the Company promotes fair competition and requires its employees to avoid all actions which could be construed as being anti-competitive.

       Compliance with the general laws and ethics of Canada applies to all jurisdictions where the Company conducts its operations. For example, bribery, sexual harassment, substance abuse, the exploitation of child labour or abuse of human rights will not be tolerated, irrespective of the local laws governing such matters.

       If an employee is in doubt about the application of any legal requirement, the employee should refer the matter to his or her supervisor who, if necessary, should seek the advice of the Vice President & General Counsel.

CONTRACTS
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(2)    THE COMPANY  VALUES ITS REPUTATION FOR FAIR DEALING AND HOLDS ITSELF
       AND ITS EMPLOYEES TO THE HIGHEST STANDARD WHEN CONTRACTING WITH OTHERS AND FULFILLING THOSE CONTRACTS.
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GUIDANCE

       Teck Cominco honours its commitments, duly performs its obligations and treats with respect those that are obligated to it. Employees should treat fairly those they have dealings with and be honest with the Company, its suppliers, customers, partners and others in its employ as well as members of the communities in which it carries on its operations.

       Negotiations must be carried out in good faith with no intention to mislead. Teck Cominco is proud of its long standing efforts to be the "partner of choice" for joint ventures, partnerships and other shared business operations with smaller or larger companies as well as its peers, and it relies on its employees to support and enhance these achievements.

       Employees must refrain from disparaging competitors or their products and should not improperly seek competitors' trade secrets or other confidential information nor take improper or unlawful advantage of others in its business dealings.



GIFTS AND ENTERTAINMENT
------------------------------------------------------------------------------
(3) TECK COMINCO DISCOURAGES THE RECEIVING OF GIFTS OR ENTERTAINMENT BY EMPLOYEES FROM PERSONS OUTSIDE THE COMPANY, AND DISCOURAGES THE GIVING OF GIFTS OR ENTERTAINMENT BY EMPLOYEES ON BEHALF OF THE
       COMPANY  TO  PERSONS   OUTSIDE  THE  COMPANY.   SUCH  PRACTICES  ARE
       PERMISSIBLE ONLY WHERE THEY INVOLVE MODERATE VALUES AND CONFORM TO THE FOLLOWING BASIC PRINCIPLES:

       o    THEY ARE INFREQUENT
       o    THEY LEGITIMATELY SERVE A DEFINITE BUSINESS PURPOSE
       o    THEY ARE APPROPRIATE TO THE BUSINESS RESPONSIBILITIES
            OF THE INDIVIDUALS
       o    THEY ARE WITHIN LIMITS OF RECIPROCATION AS A NORMAL
            BUSINESS EXPENSE
------------------------------------------------------------------------------

GUIDANCE

       Teck Cominco strives to maintain the highest standards of ethics in its relations with those with whom it does business. Secret commissions or other direct or indirect compensation to third parties or their family members, friends or associates are contrary to these principles. Actions taken and decisions made by Company employees should be on the basis of an impartial and objective assessment of the facts in each situation, free from influence by gifts, favours and the like, which may adversely affect the judgements involved. While gifts of services may foster important business relationships, the Company must avoid either the fact or the appearance of improper influence in its relationships with organizations or individuals with whom the Company deals in the course of its business.

       If you have any doubt about the possible application of these principles to specific circumstances, consult your supervisor or the Vice President & General Counsel.



BOOKS AND RECORDS
------------------------------------------------------------------------------
(4) THE COMPANY'S BOOKS AND RECORDS WILL REFLECT, IN AN ACCURATE AND TIMELY MANNER, ALL COMPANY TRANSACTIONS.
------------------------------------------------------------------------------

GUIDANCE

       All financial statements and books, records and accounts of the Company must accurately reflect transactions and events and conform both to legal requirements and accounting principles and also to the Company's system of internal accounting. As an employee, you have the responsibility to ensure that false or intentionally misleading entries are not made by you, or anyone who reports to you, in the Company's accounting records. Regardless of whether reporting is required by law, dishonest reporting within the Company or to organizations or people outside the Company is strictly prohibited. All officers and employees of the Company that are responsible for financial or accounting matters are also required to ensure the full, fair, accurate, timely and understandable disclosure in all periodic reports required to be filed by the Company with securities and other regulatory authorities. This commitment and responsibility extends to the highest levels of our organization, including our Chief Executive Officer, Chief Financial Officer and Controller. Employees may submit concerns regarding questionable accounting and auditing matters, confidentially or anonymously, to the Chairman of the Audit Committee.

DEALING WITH PUBLIC OFFICIALS
------------------------------------------------------------------------------
(5)    ALL DEALINGS  BETWEEN  EMPLOYEES OF THE COMPANY AND PUBLIC OFFICIALS
       OR OTHER PERSONS WILL BE CONDUCTED IN A MANNER THAT WILL NOT COMPROMISE THE INTEGRITY OR QUESTION THE REPUTATION OF ANY PUBLIC OFFICIAL OR OTHER PERSON, THE COMPANY OR ITS AFFILIATES.
------------------------------------------------------------------------------

GUIDANCE

       Even the appearance of impropriety in dealing with public officials and others is not consistent with this principle. Participation, whether directly or indirectly, in any bribes, kickbacks, contributions or similar payments is also contrary to this principle, whether or not they might further the business interests of the Company.



IMPROPER INFLUENCE ON CONDUCT OF AUDITS
------------------------------------------------------------------------------
(6)    AUDITS OF THE COMPANY WILL BE CONDUCTED  FREE OF IMPROPER  INFLUENCE
       ON THE AUDITORS OR THE CONDUCT OF THE AUDITORS.
------------------------------------------------------------------------------

GUIDANCE

       Employees shall not influence, coerce, manipulate or mislead any internal auditor or any independent public or certified accountant engaged by the Company in the performance of an audit for the purpose of rendering the financial statements materially misleading.

       Conduct with auditors must be carried out with honesty and integrity as it is with all other business relationships. Other conduct considered inappropriate includes offering or paying bribes, providing auditors with inaccurate or misleading legal analysis, threatening to cancel existing engagements if an auditor objects to accounting treatment, blackmailing or making physical threats.

CONFLICT OF INTEREST
------------------------------------------------------------------------------
(7)    EMPLOYEES   WILL  AVOID  ALL  SITUATIONS  IN  WHICH  THEIR  PERSONAL
       INTERESTS CONFLICT OR MIGHT APPEAR TO CONFLICT WITH THEIR DUTIES TO THE COMPANY. ANY POTENTIAL CONFLICT SHALL BE REPORTED TO THE COMPANY.
------------------------------------------------------------------------------

GUIDANCE

       Employees should avoid acquiring interests or participating in any activities that would tend:

       (a) to deprive the Company of the time or attention required to perform their duties properly, or

       (b) to create an obligation or distraction which would affect their judgement or ability to act solely in the Company's best interest, or

       (c)  to result in improper personal benefit to them or their family.


       Opportunities which become available to an employee by reason of his or her job, position, or employment activities must be disclosed to the Company and be treated as belonging to the Company even if they arise outside of normal working hours.

       Loans to, or guarantees of obligations of, officers or directors, or members of their families are prohibited.



OUTSIDE DIRECTORSHIPS
------------------------------------------------------------------------------
(8) EMPLOYEES OF THE COMPANY MAY NOT SERVE AS DIRECTORS OF ANY OUTSIDE BUSINESS ORGANIZATION UNLESS SUCH SERVICE IS SPECIFICALLY APPROVED
       BY SENIOR MANAGEMENT.
------------------------------------------------------------------------------

GUIDANCE

       There are a number of factors and criteria that the Company will use in determining whether or not to approve an employee's request for an outside business directorship. Directorships in outside companies should satisfy a number of business considerations including (1) furthering the interests of the Company; (2) not detracting in any material way from the employee's ability to fulfill his or her commitments to the Company; and (3) not raising the possibility of a conflict of interest. When evaluating requests the Company will also take into consideration the time commitment and potential personal liabilities arising from the responsibilities associated with any particular outside directorship.

CONFIDENTIALITY
------------------------------------------------------------------------------
(9) UNLESS PREVIOUSLY PUBLISHED, THE COMPANY'S RECORDS, REPORTS, PAPERS, DEVICES, PROCESSES, PLANS, METHODS AND APPARATUS ARE CONSIDERED BY THE COMPANY TO BE SECRET AND CONFIDENTIAL AND SHOULD NOT BE REVEALED WITHOUT PROPER AUTHORIZATION.
------------------------------------------------------------------------------

GUIDANCE

       Customers, employees, investors and the public should have such information about the Company as is necessary for them to judge adequately the Company and its activities. The Company believes that full and complete reporting to regulatory agencies and the provision only by properly authorized employees of the Company, of information required by the public constitute a responsible and workable approach to the interests of disclosure. However, the Company, except as required by law, should not disclose information which might impair its own competitive effectiveness or which might violate the private rights of employees, other individuals or institutions.



CORPORATE OPPORTUNITIES
------------------------------------------------------------------------------
(10) EMPLOYEES OWE A DUTY TO THE COMPANY TO ADVANCE ITS LEGITIMATE INTERESTS WHEN THE OPPORTUNITY TO DO SO ARISES.
------------------------------------------------------------------------------

GUIDANCE

       Employees are prohibited without the consent of the Board or Corporate Governance and Nominating Committee from (1) taking for themselves opportunities that are discovered through the use of corporate property, information or their position, (2) using corporate property, information or their position for personal gain, and (3) competing with the Company directly or indirectly.



PROTECTION AND PROPER USE OF COMPANY ASSETS
------------------------------------------------------------------------------
(11)   EMPLOYEES  SHOULD  PROTECT  THE  COMPANY'S  ASSETS AND ENSURE  THEIR
       EFFICIENT USE.
------------------------------------------------------------------------------

GUIDANCE

       All employees, officers and directors must use Company assets for legitimate business purposes. Company policies permit appropriate use of electronic communications assets and, for persons eligible for this perquisite, the personal use of leased automobiles.

INSIDE INFORMATION
------------------------------------------------------------------------------
(12)   INSIDE   INFORMATION   OBTAINED  AS  A  RESULT  OF  AN  INDIVIDUAL'S
       EMPLOYMENT WITH THE COMPANY WILL NOT BE DISCLOSED TO OTHERS NOR USED FOR PERSONAL FINANCIAL GAIN.
------------------------------------------------------------------------------

GUIDANCE

       Employees may find themselves in violation of applicable securities laws if they misuse information not generally known to the public or if, while possessing specific confidential information, they either trade or induce others to trade in the Company's stock or in the stock of another corporation. Specific confidential information would include information concerning significant discoveries, sales or earnings figures, or information concerning major contracts, proposed acquisitions or mergers. Particular care must be exercised in connection with exploration, development and mining matters such as acquisitions, work programs, grades, tonnages, resources and/or reserves of properties owned or managed by the Company or in which it may be interested.

       Employees are directed to Teck Cominco's Disclosure and Employee Trading Guidelines for a more detailed discussion of the use and abuse of inside information and restrictions on employee trading in Teck Cominco securities.



TIMELY DISCLOSURE
------------------------------------------------------------------------------
(13) THE COMPANY IS COMMITTED TO FULL, FAIR, ACCURATE, TIMELY AND UNDERSTANDABLE DISCLOSURE IN THE REPORTS AND DOCUMENTS THAT THE COMPANY FILES WITH, OR SUBMITS TO, SECURITIES REGULATORY AUTHORITIES AND IN OTHER PUBLIC COMMUNICATIONS MADE BY THE COMPANY.
------------------------------------------------------------------------------

GUIDANCE

       Employees are directed to the Company's Disclosure Policy for a complete statement of policy and procedures governing disclosure.

HUMAN RIGHTS
------------------------------------------------------------------------------
(14) TECK COMINCO SUPPORTS AND PROMOTES A WORK ENVIRONMENT WITHIN WHICH INDIVIDUALS ARE TREATED WITH RESPECT, PROVIDED WITH EQUALITY OF
       OPPORTUNITY   BASED  ON  MERIT   AND  KEPT  FREE  OF  ALL  FORMS  OF
       DISCRIMINATION.
------------------------------------------------------------------------------

GUIDANCE

       Discrimination should not be tolerated at any level of the Company or in any part of the employment relationship. This includes areas such as recruitment, promotion, training opportunities, salary, benefits and terminations. Employees will be treated as individuals and given opportunities based on merit and ability to do the work.

       We will sustain an environment that encourages personal respect. Differences between individuals, such as in age, race, sex, religion and physical limitation will be respected. Employees can expect to have their dignity honoured and their rights protected. Employees are entitled to freedom from sexual and all other forms of personal harassment. Employees are directed to Teck Cominco's Harassment Policy for a more detailed discussion of the policy and the procedures governing the complaint process.

REPORTING OBLIGATIONS
------------------------------------------------------------------------------
(15)   COMPLIANCE WITH TECK COMINCO POLICIES PROTECTS ALL EMPLOYEES AS WELL
       AS THE VALUE OF THE COMPANY'S ASSETS AND OPERATIONS AND ITS REPUTATION FOR ACTING PROPERLY. IDENTIFYING PROBLEMS OR VIOLATIONS
       TO ENABLE THEM TO BE QUICKLY AND PROPERLY RESOLVED OR TO PREVENT THEM FROM ESCALATING OR RECURRING, BENEFITS ALL WORKERS AND ENHANCES THE WORKPLACE FOR THE BETTERMENT OF ALL CONCERNED.
------------------------------------------------------------------------------

GUIDANCE

       Employees have a duty to report violations of the Company's policies and standards including its Code of Business, Environmental, Health and Safety Practices. Any employee making such a report is to be free from any concern about retaliatory consequences. Reprisals or intimidation of employees who draw attention to problems or violations will not be tolerated. Employees can report their concerns to their supervisor or the Company's Vice President & General Counsel, and, if they wish, any report can be made anonymously through the Whistleblower hotline (see "Anonymous Reporting", below). Employees may submit concerns regarding questionable accounting and auditing matters, confidentially or anonymously, directly to:

       Chairman of the Audit Committee
       c/o Teck Cominco Limited
       #600 - 200 Burrard Street
       Vancouver, BC
       V6C 3L9
       Canada

Envelopes should be marked "PERSONAL". The recipients of complaints that relate in any way to concerns about the Corporation's accounting, internal accounting controls or auditing matters or actual or suspected defalcations, theft or fraud shall forward them promptly to the Chair of the Audit Committee and the Vice President & General Counsel.

ANONYMOUS REPORTING

       If employees are uncomfortable for any reason reporting a violation to their supervisor, or wish for anonymity and confidentiality, a toll-free 24-hour hotline, administered by the Network, an independent company, is maintained for employees to report violations. This service is always available if you want to help, but prefer not to give your name. THE NEWORK 1-888-873-3745.

ACCOUNTABILITY FOR ADHERENCE TO THE CODE
------------------------------------------------------------------------------
(16) FAILURE BY ANY EMPLOYEE TO COMPLY WITH THE LAWS OR REGULATIONS GOVERNING THE COMPANY'S BUSINESS, THIS CODE OR ANY OTHER COMPANY POLICY OR REQUIREMENT MAY RESULT IN DISCIPLINARY ACTION INCLUDING TERMINATION AND, IF WARRANTED, LEGAL PROCEEDINGS. ALL EMPLOYEES ARE REQUIRED TO COOPERATE IN ANY INTERNAL INVESTIGATIONS OF MISCONDUCT.
------------------------------------------------------------------------------

GUIDANCE

       Every employee who has executive or managerial responsibilities is expected to ensure that the Code is communicated to and understood by employees reporting to him or her. All employees are required to sign an annual acknowledgement of adherence to the Code.



WAIVERS OF THE CODE OF ETHICS
------------------------------------------------------------------------------
(17)   ANY  CHANGE  IN OR WAIVER OF THIS CODE MAY BE MADE ONLY BY THE BOARD
       OR BY A BOARD  COMMITTEE AND WILL BE PROMPTLY  DISCLOSED AS REQUIRED
       BY LAW OR REGULATION.
------------------------------------------------------------------------------








------------------------------------------------------------------------------
  ALTHOUGH THE VARIOUS MATTERS DEALT WITH IN THIS CODE DO NOT COVER THE FULL
     SPECTRUM OF EMPLOYEE ACTIVITIES, THEY ARE INDICATIVE OF THE COMPANY'S COMMITMENT TO THE MAINTENANCE OF HIGH STANDARDS OF CONDUCT AND ARE TO BE
    CONSIDERED DESCRIPTIVE OF THE TYPE OF BEHAVIOUR EXPECTED FROM EMPLOYEES
                             IN ALL CIRCUMSTANCE.
------------------------------------------------------------------------------